Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, March 2, 2022

FAIRFAX ANNOUNCES RESET DIVIDEND RATE ON ITS SERIES K PREFERRED SHARES AND QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K AND M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES D, F, H AND J PREFERRED SHARES

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) announces that it has determined the fixed dividend rate on its Cumulative 5-Year Rate Reset Preferred Shares, Series K (“Series K Shares”) (TSX: FFH.PR.K) for the five years commencing April 1, 2022 and ending March 31, 2027. The fixed quarterly dividends on the Series K Shares during that period, if and when declared, will be paid at an annual rate of 5.045% (C$0.315313 per share per quarter).

Holders of Series K Shares have the right, at their option, exercisable not later than 5:00 pm (Toronto time) on March 16, 2022, to convert all or part of their Series K Shares, on a one-for-one basis, into Cumulative Floating Rate Preferred Shares, Series L (“Series L Shares”), effective March 31, 2022. The quarterly floating rate dividends on the Series L Shares will be paid at an annual rate, calculated for each quarter, of 3.51% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the April 1, 2022 to June 29, 2022 dividend period for the Series L Shares will be 1.01712% (4.12500% on an annualized basis) and the dividend for such dividend period, if and when declared, will be C$0.25428 per share, payable on June 29, 2022.

Holders of Series K Shares are not required to elect to convert all or any part of their Series K Shares into Series L Shares. Holders of the Series K Shares who do not elect to convert their shares by the conversion deadline will retain their Series K Shares and will receive the fixed-rate dividend as described above (subject to the automatic conversion features described below).

As provided in the share conditions of the Series K Shares, (i) if Fairfax determines that there would be fewer than 1,000,000 Series K Shares outstanding after March 31, 2022, all remaining Series K Shares will be automatically converted into Series L Shares on a one-for-one basis effective March 31, 2022; and (ii) if Fairfax determines that there would be fewer than 1,000,000 Series L Shares outstanding after March 31, 2022, no Series K Shares will be permitted to be converted into Series L Shares. There are currently 9,500,000 Series K Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series L Shares effective upon conversion. Listing of the Series L Shares is subject to Fairfax fulfilling all the listing requirements of the TSX and, upon approval, the Series L Shares will be listed on the TSX under the trading symbol “FFH.PR.L”.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

Fairfax also announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.294313	March 31, 2022	March 15, 2022
Series D	0.20213	March 30, 2022
Series E	0.198938	March 31, 2022
Series F	0.14110	March 30, 2022
Series G	0.185125	March 31, 2022
Series H	0.16576	March 30, 2022
Series I	0.207938	March 31, 2022
Series J	0.18364	March 30, 2022
Series K	0.291938	March 31, 2022
Series M	0.312688	March 31, 2022

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the March 31, 2022 to June 29, 2022 dividend period for its other floating rate preferred shares. The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series D	0.93942	3.76799	0.23485
Series F	0.69259	2.77799	0.17315
Series H	0.79232	3.17799	0.19808
Series J	0.86462	3.46799	0.21616

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:          John Varnell, Vice President, Corporate Development at (416) 367-4941